United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 14, 2019

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California, 95113

(Address of principal executive offices, including zip code)

(408) 947-6900

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, No Par Value	HTBK	The Nasdaq Stock Market, LLC

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

As previously announced, Heritage Commerce Corp, a California corporation (“Heritage”), and its banking subsidiary Heritage Bank of Commerce, a California state-chartered commercial bank (“Heritage Bank”), entered into an Agreement and Plan of Merger and Reorganization with Presidio Bank, a California state-chartered commercial bank (“Presidio”), pursuant to which Heritage will acquire Presidio in an all stock merger by merging Presidio with and into Heritage Bank (the “Merger”). Heritage Bank will survive the Merger and will continue the commercial banking operations of the combined bank following the Merger.

On July 29, 2019, a putative class action complaint was filed in the Superior Court of the State of California, under the caption Parshall v. Presidio Bank, et. al., Case No. CGC-19-577973, against Presidio, the members of Presidio’s board of directors, Heritage and Heritage Bank, alleging, among other things, that the defendants breached their fiduciary duties, including duties of disclosure, or aided and abetted breach of fiduciary duties.

The following information, dated as of August 14, 2019, supplements, and should be read in conjunction with, the joint proxy statement/prospectus, dated July 12, 2019 (the “Proxy Statement”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed on or about July 22, 2019 to shareholders of record as of the close of business on July 10, 2019 of Presidio and of Heritage. To the extent that information herein differs from or updates information contained in the Proxy Statement, the information contained herein supersedes the information contained in the Proxy Statement. Any defined terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

Presidio and Heritage do not believe that further disclosure is required to supplement the Proxy Statement under applicable law; however, to avoid the risk that the putative class action may delay or otherwise adversely affect the consummation of the Merger and to minimize the expense of defending such actions, Presidio and Heritage wish to voluntarily make supplemental disclosures related to the proposed Merger, all of which are set forth below, in response to certain of the allegations raised in the complaint.

***

HERITAGE COMMERCE CORP	PRESIDIO BANK
150 Almaden Boulevard	1 Montgomery Street, Suite 2300
San Jose, CA 95113	San Francisco, CA 94104

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS

This is a supplement to the joint proxy statement/prospectus of Heritage and Presidio, dated July 12, 2019 and mailed on or about July 22, 2019 to shareholders of record as of the close of business on July 10, 2019 of Presidio and of Heritage in connection with the solicitation of proxies by the Heritage and Presidio boards of directors for their respective special meetings of shareholders, each to be held on August 27, 2019. The purpose of the special meetings is to consider and vote upon, among other things, a proposal to approve the principal terms of the Agreement and Plan of Merger and Reorganization, dated as of May 16, 2019, by and among Heritage, Heritage Bank and Presidio and the transactions contemplated by the merger agreement, including the merger of Presidio with and into Heritage Bank, with Heritage Bank surviving the merger, as described in more detail in the joint proxy statement/prospectus.

This supplement provides additional information and should be read together with the joint proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein. To the extent that information herein differs from or updates information contained in the joint proxy statement/prospectus, the information contained herein supersedes the information contained in the joint proxy statement/prospectus. Any defined terms used but not defined herein shall have the meanings set forth in the joint proxy statement/prospectus.

Your vote is very important. We urge shareholders who have not already voted or submitted a proxy for use at the special meetings to do so promptly. If you have already voted or submitted a proxy, you may change your vote or revoke your proxy in any of the ways described in the sections of the joint proxy statement/prospectus entitled “Heritage Special Meeting—Voting of Proxies” for Heritage shareholders and “Presidio Special Meeting—Voting of Proxies” for Presidio shareholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the joint proxy statement/prospectus as supplemented hereby or has passed upon the adequacy or accuracy of the disclosure in the joint proxy statement/prospectus as supplemented hereby. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This supplement to the joint proxy statement/prospectus is dated August 14, 2019 and is being provided to shareholders of Heritage and Presidio on or about August 14, 2019.

SUPPLEMENTAL DISCLOSURES TO JOINT PROXY STATEMENT/PROSPECTUS

Opinion of Presidio’s Financial Advisor

1.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Presidio Comparable Company Analyses” is hereby supplemented by deleting the table on page 73 (Presidio Peer Group) of the joint proxy statement/prospectus and replacing it with the following:

Financials as of March 31, 2019 unless otherwise noted				Market Data (as of 05/15/2019)						LTM Profitability				Balance Sheet Ratios
						Price /
						Tang.			1 Yr
			Total	Mkt	Stock	Book	LTM	Div.	Price	Eff.				TCE/	Loan/	NPAs/
			Assets	Cap	Price	Value	EPS	Yield	Δ	Ratio	NIM	ROAA	ROATCE	TA	Dpts	Assets
Company Name	City, St	Ticker	($mm)	($mm)	($)	(%)	(x)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
California Public Banks with Assets $600 Million to $1.3 Billion
First Northern Community Bancorp	Dixon, CA	FNRN	1,219	144	11.70	122	10.4	0.0	(9.0)	60	3.86	1.13	12.7	9.6	69	0.89
CBB Bancorp, Inc.	Los Angeles, CA	CBBI	1,178	125	12.30	95	7.9	0.0	(19.2)	58	4.30	1.42	13.5	11.6	91	0.43
OP Bancorp	Los Angeles, CA	OPBK	1,077	161	10.27	126	10.7	1.9	(15.7)	60	4.45	1.59	12.6	12.3	98	0.25
Seacoast Commerce Banc Holdings	San Diego, CA	SCBH	1,073	185	19.33	214	13.7	2.1	(3.8)	69	6.04	1.31	17.2	8.3	110	0.54
Oak Valley Bancorp	Oakdale, CA	OVLY	1,056	153	18.45	154	13.0	1.4	(8.9)	62	3.99	1.11	12.9	9.3	75	0.09
California BanCorp	Oakland, CA	CALB	1,039	154	19.15	133	16.7	0.0	(12.9)	67	4.13	0.90	9.7	11.3	102	0.56
Avidbank Holdings, Inc.	San Jose, CA	AVBH	1,014	145	24.00	139	11.6	0.0	(1.0)	57	4.66	1.34	12.5	10.3	98	0.16
United Security Bancshares	Fresno, CA	UBFO	964	177	10.47	166	11.9	4.2	(6.1)	52	4.26	1.64	14.4	11.1	70	2.17
Suncrest Bank	Visalia, CA	SBKK	931	146	11.76	154	12.1	0.0	(9.5)	49	4.67	1.34	14.4	10.5	81	0.14
Community West Bancshares	Goleta, CA	CWBC	882	84	10.00	110	12.2	2.2	(14.4)	73	4.01	0.83	9.5	8.7	105	1.22
Private Bancorp of America, Inc.	La Jolla, CA	PBAM	853	119	23.45	140	26.6	0.0	(8.9)	76	4.49	0.61	5.1	10.1	101	0.00
Plumas Bancorp	Quincy, CA	PLBC	831	133	25.74	185	9.3	1.8	(11.2)	50	4.79	1.85	23.1	8.6	79	0.45
Valley Republic Bancorp	Bakersfield, CA	VLLX	821	132	32.00	187	13.2	0.0	0.0	54	3.42	1.28	14.9	8.6	77	0.00
Bank of Southern California, NA	San Diego, CA	BCAL	769	111	13.20	131	17.4	0.0	(8.3)	59	4.38	0.90	7.8	11.3	99	0.19
Mission Bancorp	Bakersfield, CA	MSBC	726	151	84.00	225	12.2	0.0	14.5	50	4.84	1.97	19.8	9.7	87	0.03
American River Bankshares	Rancho Cordova, CA	AMRB	689	77	13.00	125	16.3	1.6	(16.2)	71	3.48	0.69	8.3	9.1	60	1.04
Santa Cruz County Bank	Santa Cruz, CA	SCZC	668	122	49.67	170	10.3	0.6	(0.9)	49	4.78	1.80	18.0	10.7	83	0.00
American Riviera Bank	Santa Barbara, CA	ARBV	639	90	18.01	138	13.2	0.0	(6.0)	62	4.46	1.06	11.9	10.3	95	0.01
1st Capital Bank	Salinas, CA	FISB	634	85	16.65	138	12.4	0.0	6.6	62	3.96	1.13	12.2	9.7	85	0.01
Summit State Bank	Santa Rosa, CA	SSBI	626	72	11.50	118	13.2	4.3	(23.3)	67	3.72	0.92	9.7	9.5	93	0.51

Source: S&P Global Market Intelligence, excludes announced merger targets

2.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Presidio Net Present Value Analyses” is hereby supplemented by adding the following language at the end of the first sentence on page 74 of the joint proxy statement/prospectus:

See ‘‘— Certain Unaudited Prospective Financial Information.’’

3.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Presidio Net Present Value Analyses” is hereby supplemented by adding the following as a new third sentence following the number 200% on page 74 of the joint proxy statement/prospectus:

Sandler O’Neill selected these price to earnings and tangible book value multiples based on Sandler O’Neill’s review of, among other matters, the trading multiples of selected companies that Sandler O’Neill deemed to be comparable to Presidio.

4.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Presidio Net Present Value Analyses” is hereby supplemented by adding the following table after the Earnings Per Share Multiples chart on page 75 of the joint proxy statement/prospectus:

The following table describes the discount rate calculation for Presidio common stock prepared by Sandler O’Neill. In its normal course of business, Sandler O’Neill employs the Duff & Phelps Cost of Capital Navigator in determining an appropriate discount rate in which the discount rate equals the sum of the risk free rate, the equity risk premium, the size premium and the industry premium.

Risk Free Rate	3.50%	Per Duff & Phelps Normalized Rate
Equity Risk Premium	5.50%	Per Duff & Phelps Cost of Capital Navigator
Size Premium	3.39%	Per Duff & Phelps Cost of Capital Navigator
Industry Premium	0.77%	Per Duff & Phelps Cost of Capital Navigator

Discount Rate	13.16%

5.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Analysis of Selected Merger Transactions” is hereby supplemented by deleting the table on page 75 (Nationwide Precedent Transactions) of the joint proxy statement/prospectus and replacing it with the following:

			Transaction Information					Seller Financial Information
				Price/		Core	1-Day
			Deal	LTM	Tang.	Deposit	Market	Total	Total	TCE/	LTM	LTM	NPAs/
		Annc.	Value	EPS	Book	Prem.	Prem.	Assets	Equity	TA	ROAA	ROAE	Assets
Acquiror	Target	Date	($mm)	(x)	(%)	(%)	(%)	($mm)	($mm)	(%)	(%)	(%)	(%)
Nationwide Bank and Thrift Deals Announced Between May 15, 2018 and May 15, 2019 with Targets with Assets Between $500 Million and $1.5 Billion and with LTM ROAA Greater Than 0.0%
BancFirst Corporation (OK)	Pegasus Bank (TX)	04/24/19	122.0	17.1	259	13.9	—	624	47	7.6	1.16	17.4	1.25
Central Bancompany, Inc. (MO)	Liberty Bancorp, Inc. (MO)	04/10/19	104.8	11.5	172	9.7	73.2	541	59	11.4	1.66	14.1	0.98
Glacier Bancorp, Inc. (MT)	Heritage Bancorp (NV)	04/03/19	239.6	12.9	238	20.7	—	830	104	12.5	2.31	20.0	0.98
ChoiceOne Financial Services, Inc. (MI)	County Bank Corp (MI)	03/25/19	89.0	12.9	150	5.7	11.9	617	66	10.5	1.13	11.7	0.98
Community Bank System, Inc. (NY)	Kinderhook Bank Corp. (NY)	01/22/19	93.2	23.4	193	9.1	74.4	636	54	5.8	0.68	8.0	0.98
Heartland Financial USA, Inc. (IA)	Blue Valley Ban Corp. (KS)	01/16/19	93.9	34.6	187	8.1	32.2	728	50	6.4	0.34	5.0	0.98
First Financial Corporation (IN)	HopFed Bancorp, Inc. (KY)	01/07/19	133.3	31.8	152	8.5	40.8	905	87	9.7	0.43	4.4	0.98
First Midwest Bancorp, Inc. (IL)	Bridgeview Bancorp, Inc. (IL)	12/06/18	144.6	nm	128	3.4	—	1,260	139	11.0	0.19	1.7	1.31
Cambridge Bancorp (MA)	Optima Bank & Trust Company (NH)	12/05/18	67.2	29.3	204	10.6	—	524	33	6.3	0.47	7.2	0.44
First Citizens BancShares, Inc. (NC)	Biscayne Bancshares, Inc. (FL)	11/16/18	119.5	11.2	179	10.1	—	990	84	8.4	1.36	16.4	0.26
Simmons First National Corporation (AR)	Reliance Bancshares, Inc. (MO)	11/13/18	172.2	nm	188	8.8	(1.6)	1,493	128	5.8	0.01	0.1	0.71
Enterprise Financial Services Corp (MO)	Trinity Capital Corporation (NM)	11/01/18	213.7	38.6	200	10.9	19.6	1,254	103	8.2	0.42	5.2	3.44
Horizon Bancorp, Inc. (IN)	Salin Bancshares, Inc. (IN)	10/29/18	135.5	44.0	162	7.4	—	893	90	10.1	0.55	5.1	0.64
First Interstate BancSystem, Inc. (MT)	Idaho Independent Bank (ID)	10/11/18	183.2	41.0	251	19.0	56.6	725	69	9.5	0.64	6.6	0.26
First Merchants Corporation (IN)	MBT Financial Corp. (MI)	10/10/18	290.9	23.3	240	14.7	9.3	1,322	120	9.1	0.96	9.8	0.91
American National Bankshares Inc. (VA)	HomeTown Bankshares Corporation (VA)	10/01/18	96.0	24.5	179	10.9	20.8	559	53	9.4	0.71	7.6	1.51
Park National Corporation (OH)	CAB Financial Corporation (SC)	09/13/18	143.5	28.0	183	13.6	54.3	731	79	10.2	0.70	6.3	0.58
MidWestOne Financial Group, Inc. (IA)	ATBancorp (IA)	08/22/18	171.7	6.3	156	6.8	—	1,369	146	10.4	1.69	20.7	1.15
Banner Corporation (WA)	Skagit Bancorp, Inc. (WA)	07/25/18	193.2	22.7	241	15.6	—	922	80	8.7	0.98	11.3	0.36
Northwest Bancshares, Inc. (PA)	Donegal Financial Services Corp. (PA)	06/12/18	86.1	20.3	174	7.4	—	577	84	13.8	0.67	4.4	0.31
Seacoast Banking Corporation of Florida (FL)	First Green Bancorp, Inc. (FL)	06/11/18	135.1	35.8	178	13.3	—	731	77	10.5	0.91	8.1	0.07
German American Bancorp, Inc. (IN)	First Security, Inc. (KY)	05/22/18	103.3	35.5	162	11.1	49.1	586	59	9.2	0.48	5.0	2.04

Note:

Price/ LTM EPS greater than 50x or less than 0x is considered not meaningful, “nm”

Excludes deals without reported deal value metrics

Source: S&P Global Market Intelligence, as of May 15, 2019

6.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Heritage Comparable Company Analyses” is hereby supplemented by deleting the table on page 76 (Heritage Peer Group) of the joint proxy statement/prospectus and replacing it with the following:

Financials as of March 31, 2019 unless otherwise noted				Market Data (as of 05/15/2019)								LTM Profitability				Balance Sheet Ratios
						Price /
Company Name	City, St	Ticker	Total Assets ($mm)	Mkt Cap ($mm)	Stock Price ($)	Tang. Book Value (%)	LTM EPS (x)	Est. 2019 EPS (x)	Est. 2020 EPS (x)	Div. Yield (%)	1 Yr Price Δ (%)	Eff. Ratio (%)	NIM (%)	ROAA (%)	ROATCE (%)	TCE/ TA (%)	Loan/ Dpts (%)	NPAs/ Assets (%)
Western Region, Exchange-Traded Banks with Assets $1 Billion - $6 Billion
Central Pacific Financial Corp.	Honolulu, HI	CPF	5,841	821	28.67	164	13.7	13.6	13.0	3.2	(3.4)	62	3.26	1.07	12.8	8.6	83	0.26
Westamerica Bancorporation	San Rafael, CA	WABC	5,556	1,668	61.92	312	22.6	21.0	20.1	2.6	8.6	49	3.00	1.31	14.5	9.8	25	0.14
Heritage Financial Corporation	Olympia, WA	HFWA	5,342	1,111	30.16	215	18.1	14.2	14.0	2.4	(5.2)	61	4.31	1.17	13.1	10.2	84	0.74
Sierra Bancorp	Porterville, CA	BSRR	2,539	406	26.50	162	12.8	12.4	11.5	2.7	(5.5)	60	4.27	1.30	14.1	10.0	81	0.64
Bank of Marin Bancorp	Novato, CA	BMRC	2,534	570	41.74	202	17.4	15.8	15.1	1.8	6.0	55	4.00	1.34	12.6	11.4	81	0.58
First Choice Bancorp	Cerritos, CA	FCBP	1,650	254	21.79	151	11.7	9.7	9.3	3.7	(25.2)	49	5.18	1.48	14.4	10.7	106	0.12
Central Valley Community Bancorp	Fresno, CA	CVCY	1,564	271	19.86	159	12.9	12.6	12.1	2.2	(3.5)	62	4.51	1.36	13.7	11.4	71	0.30
Northrim BanCorp, Inc.	Anchorage, AK	NRIM	1,520	242	35.30	126	12.2	12.5	12.0	3.4	(4.6)	72	4.74	1.36	10.8	12.8	82	1.90
BayCom Corp	Walnut Creek, CA	BCML	1,482	260	24.15	142	16.7	11.6	10.5	0.0	4.0	56	4.18	1.11	9.4	12.7	77	0.36
Bank of Commerce Holdings	Sacramento, CA	BOCH	1,471	190	10.45	131	11.6	—	—	1.5	(7.1)	60	3.94	1.11	11.3	10.0	83	1.44
Pacific Mercantile Bancorp¹	Costa Mesa, CA	PMBC	1,399	173	7.87	129	17.0	14.7	12.0	0.0	(18.0)	67	3.69	1.80	21.5	10.5	91	0.10
First Financial Northwest, Inc.	Renton, WA	FFNW	1,288	162	16.28	114	16.8	16.1	15.1	2.2	(6.9)	69	3.43	0.81	6.7	11.6	112	0.65
Coastal Financial Corporation	Everett, WA	CCB	1,116	201	16.87	179	17.9	—	14.3	0.0	16.3	64	4.23	1.19	11.1	10.1	81	0.05
Oak Valley Bancorp	Oakdale, CA	OVLY	1,056	149	18.45	154	12.6	—	—	1.5	(8.9)	62	3.99	1.11	12.9	9.3	75	0.08

Note:

1: LTM EPS excludes one time negative tax provision and assumes a 28% tax rate

Source: S&P Global Market Intelligence, excludes announced merger targets and ethnic-focused institutions

7.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Heritage Net Present Value Analyses” is hereby supplemented by adding the following language at the end of the first sentence on page 78 of the joint proxy statement/prospectus:

See ‘‘— Certain Unaudited Prospective Financial Information.’’

8.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Heritage Net Present Value Analyses” is hereby supplemented by deleting the first sentence on page 78 of the joint proxy statement/prospectus and replacing it with the following:

Sandler O’Neill performed an analysis that estimated the net present value per share of Heritage common stock assuming that Heritage performed in accordance with publicly available mean analyst earnings per share estimates for the years ending December 31, 2019 and December 31, 2020, publicly available mean analyst dividends per share estimates for Heritage for the nine months ending December 31, 2019 and year ending December 31, 2020, as well as a long-term earnings per share growth rate and estimated dividends per share for Heritage for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of Heritage.

9.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Heritage Net Present Value Analyses” is hereby supplemented by adding the following as a new third sentence following the number 225% on page 78 of the joint proxy statement/prospectus:

Sandler O’Neill selected these price to earnings and tangible book value multiples based on Sandler O’Neill’s review of, among other matters, the trading multiples of selected companies that Sandler O’Neill deemed to be comparable to Heritage.

10.    The disclosure under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Heritage Net Present Value Analyses” is hereby supplemented by adding the following table after the second Earnings Per Share Multiples chart (Variance to Base) on page 78 of the joint proxy statement/prospectus:

The following table describes the discount rate calculation for Heritage common stock prepared by Sandler O’Neill. In its normal course of business, Sandler O’Neill employs the Duff & Phelps Cost of Capital Navigator in determining an appropriate discount rate in which the discount rate equals the sum of the risk free rate, the equity risk premium, the size premium and the industry premium.

Risk Free Rate	3.50%	Per Duff & Phelps Normalized Rate
Equity Risk Premium	5.50%	Per Duff & Phelps Cost of Capital Navigator
Size Premium	3.39%	Per Duff & Phelps Cost of Capital Navigator
Industry Premium	0.77%	Per Duff & Phelps Cost of Capital Navigator

Discount Rate	13.16%

11.    The first paragraph on page 79 of the joint proxy statement/prospectus under the heading “THE MERGER—Opinion of Presidio’s Financial Advisor—Pro Forma Merger Analyses” is hereby amended and restated in its entirety as follows:

Sandler O’Neill analyzed certain potential pro forma effects of the merger. In performing this analysis, Sandler O’Neill utilized the following information and assumptions: (i) the merger closes on September 30, 2019; (ii) internal financial projections for Presidio for the years ending December 31, 2019 through December 31, 2021 as well as a long-term net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Presidio (no dividends were assumed to be paid Presidio for the years ending December 31, 2019 through December 31, 2023); (iii) publicly available mean analyst earnings per share estimates for Heritage for the years ending December 31, 2019 and December 31, 2020, publicly available mean analyst dividends per share estimates for Heritage for the nine months ending December 31, 2019 and year ending December 31, 2020, as well as a long-term earnings per share growth rate and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of Heritage, and (iv) certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as well as the redemption of a certain amount of outstanding Presidio subordinated debt upon closing of the merger, as provided by the senior management of Heritage. For additional information relating to the financial projections and estimates for Presidio and Heritage, respectively, used by Sandler O’Neill in its pro forma merger analysis, see ‘‘— Certain Unaudited Prospective Financial Information.’’ For additional information on many of the assumptions related to purchase accounting adjustments, cost savings and estimated transaction expenses provided by the senior management of Heritage to Sandler O’Neill for use it its pro forma analyses, please see “Key Transaction Assumptions” included in Exhibit 99.1 of the Current Report on Form 8-K filed by Heritage with the SEC on May 16, 2019, as qualified by the statements made under “Forward Looking Disclaimer Statement” contained therein. Sandler O’Neill’s pro forma analysis indicated that, based on Heritage’s projected pro forma financial results attributable to a share of Presidio common stock using the per share exchange ratio in the merger, the merger could be accretive relative to Heritage’s earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2020 through December 31, 2023 by approximately 5.1%, 6.1%, 7.0% and 8.1%, respectively, and dilutive to Heritage’s tangible book value per share at close and in the years ending December 31, 2020 through December 31, 2022 by approximately 8.2%, 5.6%, 3.5% and 1.6%, respectively.

12.    The disclosure in the section entitled “THE MERGER” is hereby supplemented by adding the following paragraph in the middle of page 95 immediately prior to the section entitled “THE MERGER—Governing Documents”:

Litigation

On July 29, 2019, a putative class action complaint was filed in the Superior Court of the State of California, under the caption Parshall v. Presidio Bank, et. al., Case No. CGC-19-577973, against Presidio, the members of Presidio’s board of directors, Heritage and Heritage Bank of Commerce, alleging, among other things, that the board of directors of Presidio breached their fiduciary duties, including duties of disclosure, and that Presidio, Heritage and Heritage Bank of Commerce aided and abetted the breach of fiduciary duties. Plaintiff seeks as relief, among other things, an injunction to prevent the merger and damages. Presidio, Heritage and Heritage Bank of Commerce believe these claims have no merit and do not believe the impact of this merger related litigation will have a material adverse effect on it or on the merger.

Certain Unaudited Prospective Financial Information

13.    The joint proxy statement/prospectus is hereby amended and supplemented by adding the following language directly after the section titled “Opinions of Presidio’s and Heritage’s Respective Financial Advisors”

Certain Unaudited Prospective Financial Information

Presidio and Heritage do not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Presidio and Heritage are including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to or discussed with Presidio’s financial advisor in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Presidio, Heritage, Sandler O’Neill, their respective representatives or any other recipients of this information considered, or now considers, it to be necessarily predictive of actual future results, or that it should be construed as financial guidance, and it should not be relied on as such. This information should be read in light of the section entitled “Caution Regarding Forward-Looking Statements.”

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Presidio’s and Heritage’s respective business, all of which are difficult to predict and many of which are beyond Presidio’s and Heritage’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Presidio and Heritage can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Presidio’s and Heritage’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules, and the various risks similar to those set forth in the “Risk Factors” section beginning on page 34.

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Presidio’s and Heritage’s historical GAAP financial statements. Neither Presidio’s or Heritage’s auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Presidio and Heritage can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Presidio and Heritage do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Presidio or Heritage, as applicable, of the merger and does not attempt to predict or suggest future results of Heritage after giving effect to the merger. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by Heritage as a result of the merger, the effect on either Presidio or Heritage, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Presidio or Heritage, as applicable, of any possible failure of the merger to occur. None of Presidio, Heritage or Sandler O’Neill or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Presidio or Heritage shareholder or other person regarding Presidio’s or Heritage’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved. The inclusion of the unaudited prospective financial information in this joint proxy statement/prospectus should not be deemed an admission or representation by Presidio or Heritage that it is viewed as material information of Presidio or Heritage, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote for the merger proposal, but is being provided solely because it was made available to Sandler O’Neill in connection with the merger.

In light of the foregoing, and considering that the special meetings will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Presidio and Heritage shareholders are cautioned not to place unwarranted reliance on such information, and Presidio and Heritage urge all shareholders to review Presidio’s and Heritage’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Presidio’s and Heritage’s business and financial results.

For purposes of Sandler O’Neill’s Presidio net present value and pro forma merger analyses performed in connection with Sandler O’Neill’s opinion, Sandler O’Neill used certain internal financial projections for Presidio for the years ending December 31, 2019 through December 31, 2021, as well as a 10.0% annual net income growth rate for the years ending December 31, 2022 and December 31, 2023, as provided by the senior management of Presidio. The following table summarizes this unaudited prospective financial information with respect to Presidio as used by Sandler O’Neill for its Presidio net present value and pro forma merger analyses:

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Net Income ($000s)	$12,897	$14,918	$16,450	$18,098	$19,907
Earnings Per Share ($)	$1.95	$2.24	$2.47	$2.71	$2.97

For purposes of Sandler O’Neill’s Heritage net present value and pro forma merger analyses performed in connection with Sandler O’Neill’s opinion, Sandler O’Neill used publicly available mean analyst earnings per share estimates for Heritage for the years ending December 31, 2019 and December 31, 2020, publicly available mean analyst dividends per share estimates for Heritage for nine months ending December 31, 2019 and year ending December 31, 2020, as well as a 6.0% annual earnings per share growth rate and estimated dividends per share for the years ending December 31, 2021 through December 31, 2023, as provided by the senior management of Heritage. The following table summarizes this unaudited prospective financial information with respect to Heritage as used by Sandler O’Neill for its Heritage net present value and pro forma merger analyses:

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Net Income ($000s)	$49,826	$52,533	$55,693	$59,069	$62,651
Earnings Per Share ($)	$1.14	$1.20	$1.27	$1.35	$1.43
Dividends Per Share ($)	$0.36¹	$0.51	$0.55	$0.59	$0.63

1: $0.36 dividend per share is for the nine months ended 12/31/19; excludes dividend of $0.12 per share declared and paid in Q1 2019.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This supplement to the joint proxy statement/prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to Heritage, Heritage Bank, Presidio and the combined company. These statements may be made directly in this supplement to the joint proxy statement/prospectus or the joint proxy statement/prospectus or they may be made a part of the joint proxy statement/prospectus by appearing in other documents filed with the SEC by Heritage and incorporated therein by reference. These statements include statements regarding the period following completion of the merger.

Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” “should,” “plans,” “may,” “intend,” “projects,” “possibility,” “aims,” “target,” “objective,” “goal,” “seek” and words and terms of similar substance used in connection with any discussion of future operating or financial performance of Heritage, Heritage Bank, Presidio, the combined company or the merger help identify forward-looking statements. All of these forward-looking statements are Heritage’s or Presidio’s management’s present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the factors relating to the merger discussed under the caption “Risk Factors” beginning on page 34 of the joint proxy statement/prospectus, the risks set forth, among others, under the caption “Caution Regarding Forward Looking Statements” beginning on page 41 of the joint proxy statement/prospectus, related to the businesses of Heritage, Heritage Bank and Presidio, could cause Heritage, Heritage Bank and Presidio’s actual results or those of the combined company to differ materially from those described in the forward-looking statements.

Each of Heritage, Heritage Bank and Presidio caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this supplement to the joint proxy statement/prospectus, in the case of forward-looking statements contained in this supplement to the joint proxy statement/prospectus. Neither Heritage nor Presidio undertakes any obligation to update these forward-looking statements, except as required by law.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the information provided under “Information About the Companies—Presidio Bank” on page 147 of the joint proxy statement/prospectus, “Information About the Companies— Heritage Commerce Corp and Heritage Bank of Commerce” on page 146 of the joint proxy statement/prospectus and documents incorporated by reference in the joint proxy statement/prospectus and referred to under “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” on page 193 of the joint proxy statement/prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Heritage Commerce Corp files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” Heritage Commerce Corp’s SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also obtain these documents, free of charge, from Heritage Commerce Corp at www.heritagecommercecorp.com under the heading “SEC Filings.”

Heritage Commerce Corp has filed a registration statement on Form S-4 of which the joint proxy statement/prospectus and this supplement forms a part. As permitted by SEC rules, the joint proxy statement/prospectus and this supplement does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in the joint proxy statement/prospectus and this supplement as to the contents of any contract or other documents referred to in the joint proxy statement/prospectus and this supplement are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. This document incorporates by reference documents that Heritage Commerce Corp has previously filed with the SEC. They contain important information about Heritage Commerce Corp and its financial condition. For more information, see the section entitled “Incorporation of Certain Documents by Reference” on page 193 of the joint proxy statement/prospectus. These documents are available without charge to you upon written or oral request to Heritage Commerce Corp’s proxy solicitor.

If you are a Heritage Commerce Corp shareholder and have questions about the merger or submitting your proxy, please contact Heritage Commerce Corp’s proxy solicitor:

PO Box 13581

Des Moines, WA 98198

Banks, Brokers and Shareholders

Call Toll Free (877) 870-8565

Email: ksmith@advantageproxy.com

If you would like to request any Heritage Commerce Corp documents, your request should be sent in time to be received by Heritage Commerce Corp in order for you to receive the documents before the special meeting.

Presidio Bank does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the SEC.

If you are Presidio Bank shareholder and have questions about the merger or submitting your proxy, or if you need additional copies of this joint proxy statement/prospectus, this supplement or proxy cards, you should contact Presidio Bank’s proxy solicitor:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Banks, Brokers and Shareholders

Call Toll-Free (866) 431-2096

***

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

HERITAGE COMMERCE CORP

By:	/s/ Keith Wilton
Name:	Keith Wilton
Title:	Chief Executive Officer and President

Date: August 14, 2019